UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of February 2006
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X     Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

REVIEW FOR THE QUARTER ENDED 31 DECEMBER 2005
QUARTERLY HIGHLIGHTS
■
Operational improvements and a higher gold price clearly demonstrate the high gearing that Harmony has.
■
Leveraged shafts show a marked improvement following their restructuring.
■
Increase in cash operating profit from R119 million in the September Quarter to R389 million.
■
Cash operating costs decreased to R83 154/kg versus R85 718/kg in September.
QUARTERLY FINANCIAL HIGHLIGHTS
31 December
30 September
2005
2005
Gold produced
– kg
20 316 19 219
– oz 653 171 617 902
Cash costs
– R/kg
83 154 85 718
– $/oz 396 410
Cash operating profit
– Rand
389 million 119 million
– US$ 60 million 18 million
Cash earnings
– SA cents per share
99 30
– US cents per share 15 5
Basic earnings/(loss)
– SA cents per share
6 (82)
– US cents per share 1 (13)
Headline loss
– SA cents per share
(75) (86)
– US cents per share (12) (13)
Fully diluted earnings/(loss)
– SA cents per share
6 (82)
– US cents per share 1 (13)

TABLE OF CONTENTS
Chief Executive’s Review – December 2005 3
Safety report 3
Past quarter under review 4
Focus on our growth projects remains 6
– Capital expenditure 6
– Cash position – investing in our future 7
– Capital project progress 7
Quarterly operational review 10
Operating and financial results (Rand/metric) 29
Total operations – quarterly financial results (Rand/metric) 31
Total operations – year to date financial results (Rand/metric) 33
Abridged balance sheet (Rand) 35
Operating and financial results (US$/imperial) 36
Total operations – quarterly financial results (US$/imperial) 38
Total operations – year to date financial results (US$/imperial) 40
Abridged balance sheet (US$) 42
Condensed statement of changes in equity for the six months ended 31 December 2005 43
Summarised cash flow statement for the six months ended 31 December 2005 44
Reconciliation between cash operating profit and cash (utilised)/generated by operations –
period ended 31 December 2005
46
Notes to the results for the period ended 31 December 2005 47
Developmental results 50
Contact details 52

Fatality injury rate (per million hours worked)

0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
*
2000
2001
2002
2003
2004
2005
1st Qtr 2005/06
2nd Qtr 2005/06
* Note: Incorporation of Freegold and ARMgold

CHIEF EXECUTIVE’S REVIEW – DECEMBER 2005
“Despite the low R/kg gold price envi ronment that we have had to contend with during the last two ye a rs and the major restructuring exe rcise we went through, Harmony has stuck to its strategy to invest in our growth projects .I believe the company is now well positioned to pass the benefits fro m the improved gold price and the increased pro fi t ability through to our shareholders ”
SAFETY REPORT
Safety achievements during this quarter:
Mine
Fatality free shifts achieved
Date
Merriespruit 3 1 950 000 30 November 2005
Masimong Mine 750 000 21 October 2005
Tshepong Mine 500 000 5 October 2005
Harmony 2 250 000 22 November 2005
Target 250 000 9 October 2005
Elandsrand 250 000 21 November 2005
The LTIFR increased by 2% from 16,99 in September 2005 to 17,27 in December 2005 and the SLFR in
December 2005 climbed to 404 compared to 379 in September 2005, a regression of 6%. A factor that contributed to this was the reskilling and redeployment of some labour into new positions during the restructuring process and the fact that December is typically influenced by the Christmas break.
Fatality injury rate (per million hours worked)

Eleven employees lost their lives in ten separate incidents during the past quarter at our South African operations. Harmony Australia had no fatalities or serious incidents during the period under review. Safety remains a non-negotiable for Harmony and the company’s drive towards zero fatalities remains a major area of focus.
PAST QUARTER UNDER REVIEW
Harmony’s cash operating profit increased by R270,6 million from R118,8 million in September 2005 to
R389,4 million in the December period. Production increased by 6% quarter on quarter to 653 171 oz and cash operating costs decreased by 3% to R83 154/kg. In US$ terms, cash costs dropped by 3% to US$396/oz.
The price received increased by 11% from 91 888/kg to R102 333/kg in December, due to an increase in the
US$/oz price.
The performance of the company is best highlighted in the following table:
December
September
Percentage
2005
2005
variance
Production – kg 20 316 19 219 6
Production – oz 653 171 617 902 6
Revenue – R/kg 102 333 91 888 11
Revenue – US$/oz 487 440 11
Cash cost – R/kg 83 154 85 718 3
Cash cost – US$/oz 396 410 3
Exchange rate – USD/ZAR 6.53 6.50 0
Restoring our operating profit margins
December 2005
September 2005
Cash operating profit (Rm) 389,4 118,8
Cash operating profit margin 18,7% 6,7%
South African underground working costs increased from the R1 391,4 million in the September 2005 quarter to R1 451,2 million in the December period on the back of improved volumes.
On a group basis, working costs increased by 3% or R42 million from R1 647,4 million to R1 689,4 million.

Quarter on quarter cash operating profit variance analysis
Cash operating profit –September 2005 R118,8 million
– volume change (tonnes) R86,5 million
– working cost change (%) (R42,0) million
– recovery grade change (g/t) R14,1 million
– Rand gold price change (R/kg) R212,0 million
– net variance R270,6 million
Cash operating profit – December 2005 R389,4 million
Analysis of earnings per share (SA cents)
Quarter ended
Quarter ended
Earnings per share
December 2005
September 2005
Cash earnings 99 30
Basic earnings 6 (82)
Headline loss (75) (86)
Fully diluted earnings 6 (82)
Adjusted headline loss* (46) (63)
* Excludes all unrealised gains/(losses) in financial instruments as well as the tax implications.
Reconciliation between basic earnings and headline loss
Headline earnings in cents per share
Quarter ended December 2005
Basic earnings 6
Profit on sale of mining assets (3)
Profit on disposal of Gold Fields investment (78)
Headline loss (75)
Our cash earnings for the year to date total 129 cents per share.

FOCUS ON OUR GROWTH PROJECTS REMAINS
Despite the harsh financial and operating conditions encountered in the past year the company has remained focused on rebuilding its growth strategy.Accordingly expenditure on all of the local and international growth projects continued as planned. During the past quarter a total of R449 million was spent on capital. Of this
R192 million was spent on project capital. Good progress continues to be made at our Phakisa, Masimong,
Tshepong, Elandsrand New Mine and Doornkop South Reef projects locally. With our Hidden Valley project in
PNG, the construction road has now reached the halfway mark. Good progress has also been made with the updating of the feasibility study.
Capital expenditure (Rm)
Actual
Forecast
December
March
OPERATIONAL CAPEX
2005
2006
South African Operations 219 189
Australasian Operations 38 34
Total Operational Capex
257
223
PROJECT CAPEX
Doornkop South Reef 38 41
Elandsrand New Mine 31 33
Tshepong North Decline 14 22
Phakisa Shaft 30 26
Target Shaft 12 12
PNG 67* 24
Total Project Capex
192
158
TOTAL CAPEX
449
381
*
Increase due to the purchase of the suite of equipment required for the Hidden Valley road construction as well as for the site bulk earthworks.
Our focus to grow the company with respect to ounces and quality continues and has led to a unique pipeline of projects in South Africa. The construction of our Hidden Valley Mine in PNG is well on track and we believe that it will demonstrate to our shareholders our ability to also build mines internationally.

Cash position – investing in our future
During the past quarter our cash balance has improved from R971 million to R2,914 million. The break down shows an operating contribution of R389,4 million being offset by R910,3 million spent on capex, corporate overheads and exploration, financing charges and working capital movements.
The proceeds on the disposal of our remaining investments in Gold Fields and Sangold have contributed a further R2,461 million to our cash balance.
Harmony Group cash reconciliation for December 2005
Cash and equivalents on 30 September 2005 (R’million)
970.8
Operational
(520.9)
Operating profit 389.4
Capex – net (287.7)
Development cost capitalised (161.0)
Corporate/Exploration expenditure (104.1)
Employment termination and restructuring cost (14.9)
Care and maintenance of non-operating shafts (27.5)
Interest paid (97.4)
Movement in working capital (excluding accrued liabilities)* (257.9)
Movement in accrued liabilities 10.5
Other items 29.7
Other
2 464.4
Net sundry revenue 52.2
Foreign exchange losses (20.5)
Shares issued – net of expenses 44.5
Avgold hedge payments – final instalment (72.8)
Proceeds on sale of Gold Fields shares 2 441.7
Proceeds on sale of Sangold shares 19.3
Cash and equivalents on 31 December 2005
2 914.3
*
The movement in working capital was negatively affected by a R122 million increase in the gold receivables at the end of the quarter, as well as the early payment of employees before the Christmas break amounting to R136 million.

Capital project progress
The detail of the South African brownfields growth projects are discussed under the various shaft sections.
As the projects in PNG are greenfields in nature and do not deliver production ounces as yet, they are discussed under this section.
Hidden Valley project
The feasibility update has been progressing well and it is expected that we will be able to submit the final documented study update to the board by April 2006. This will include sign-off on all technical aspects of the study, as well as a cash flow model that will reflect the updated economics of the project.
Construction of the access road is progressing well with all road building equipment delivered to site.
Pioneering has reached the 18.5km mark of the 40km road, with some difficult terrain ahead which will slow down the good progress made to date. It is expected that the pioneering crew will reach the proposed mine camp site by the end of May with road completion planned towards June 2006.
The Hidden Valley Environmental Management plan (“EMP”) was completed and submitted to the
Department of Environment and Conservation on 22 November 2005. This EMP has to be approved by the department before any site works can start. The department has three months to respond and question aspects of the plan after submission, which fits in with the proposed project construction timeline.
Cut-off and pit optimisation have resulted in significant project improvements, albeit at marginally lower recovery grades.
– Total recoverable ounces increased from 1.9M oz to 2.6M oz (which led to an increase in Life of Mine from
6.5 years to 9.5 years)
– Average head grade decreased to 2.2 g/t
– Strip ratio improved from 13:1 to 9:1
– Average annual bulk cubic metres (bcm) mined will be reduced from 19M bcm to 12M bcm
With the new design mill throughput has been planned to increase from 3.5 Mtpa to 4.2 Mtpa:
– Average gold produced per annum is planned at approximately 285 000 oz
– Total average silver produced per annum is planned at 3,9M oz which equates to 67 000 gold equivalent ounces
– The average cost per ounce will run at approximately US$220/oz, net of silver credits
Re-engineered surface designs have led to:
– The tailings storage facility capacity being improved from 32 Mt to 43 Mt
– The waste dump’s design now complying with acid rock drainage and other environmental commitments
– The establishment of a low grade stockpile with a capacity of 7 Mt (0.8g/t – 1.3 g/t)
– Cost and schedule improvements in the Pihema creek diversion
– Site bulk earthworks being done in-house, costed and scheduled more accurately

WAFI - GOLPU
Highlights for the quarter
–  Drilling progressed well at Golpu. Geotechnical data was collected and visible copper mineralisation is present outside of the existing model at depth
–  Notice of preparatory work and letter of intent have been submitted to the Department of Environment and Conservation
–  Environmental studies have commenced, with stream gauging stations installed and water quality monitoring in progress
–  Metallurgical test work indicates that 40% oxidation of sulphides gives 90% cyanidation gold recovery in
Wafi Link Zone
–  Wafi project has been well defined in a study concept report, which is to be used as the key reference for all parties involved with the study in the future
Work to be completed in the next quarter and beyond
Work to be completed will include:
–  Continuation of drilling at Golpu using two drill rigs. Geotechnical data collection and the award of Golpu mining study work will also be required
–  Appointment of engineering consultant, and commencement of metallurgical test work and processing plant design
–  Continuation of environmental baseline monitoring
–  Completion of a new model for Wafi non-refractory gold and for the Wafi Link Zone is to be undertaken in-house
–  Commencement of scoping studies for mining and processing of the Link Zone and non-refractory gold ore
Wafi-Golpu pre-feasibility study
The December quarter has seen significant progress being made in building up the data base that is necessary for completion of the feasibility study. Continuation of the data gathering process and test work will be the main focus of the study programme for the next two quarters. Most technical mining studies have been planned to be completed during the second half of 2006.
Diamond drilling at Golpu progressed well, with two 800m holes completed, and a planned 450m hole drilled to 220m at the end of the quarter. Drill core collected to date has provided valuable geotechnical data and drill holes have also been used to collect hydrological data. Visual inspection of the core indicates that the copper porphyry extends beyond current model boundaries at depth. However assays from the first hole drilled are not expected until late in the March quarter.
Metallurgical test work of Wafi Link Zone ore continued throughout the month. The current testing programme is concentrating on establishing the suitability of bio-leaching and the programme is delivering encouraging results. Golpu Copper/Gold metallurgical test work is due to commence late in the March quarter, once sufficient drill core is available to blend suitable composite samples which represent the different ore zones present in the deposit. Road works on the Timini to Wafi Road were well advanced at the end of the quarter.

QUARTERLY OPERATIONAL REVIEW
Operational highlights were as follows:
–  Bambanani went back to the areas affected by the fires of February 2005 and achieved an excellent turn around with the recovery grade improving by 28% and tonnage up by 18%
–  With CONOPS being phased in on Tshepong and Masimong, volumes increased by 11% and 12%, respectively
–  Evander 2 and 5 Shaft returned to profitability
A quarter on quarter operating profit analysis of the various operations:
Operations
December 2005
September 2005
Variance
(R million)
(R million)
(R million)
Quality ounces 263,7 127,7 136,0
Growth projects (2,5) 1,8 (4,3)
Leveraged ounces 76,0 (45,8) 121,8
Surface operations 10,9 5,5 5,4
Total South Africa 348,1 89,2 258,9
Australasian operations 41,3 29,6 11,7
Total
389,4
118,8
270,6
A detailed analysis of the operations is as follows:
Quality ounces – turnaround starting to show
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts
December
September
2005
2005
U/g tonnes milled (’000) 1 574 1 464
U/g recovery grade (g/t) 6,10 5,96
U/g kilograms produced (kg) 9 604 8 719
U/g working costs (R/kg) 74 725 76 896
U/g working costs (R/tonne) 456 458
Underground tons increased by 8% to 1 574 million tons during the quarter whilst recovery grades improved by 2% to 6.1 g/t. The combined effect of this was a 10% increase in gold production. Working cost in
R/kg terms was reduced by 3% bringing the cost of production to R74 725/kg. Cost control in general was not satisfactory.The stronger gold price contributed to operating profit increasing by 106% to R263.7 million.

Target Mine
During the quarter the mine improved its flexibility by opening up more attacking points in the orebody.
Machine availability however continued to fall and it was decided that the maintenance contract would be taken over by Harmony.
Volume levels therefore remained fairly constant with 166 000 tons compared to 168 000 tons the previous quarter.
With the improved flexibility and maintenance contract now being done in-house, it is expected that the coming quarter should see improved volumes at lower unit costs for Target which would lead to better profit levels.
Tshepong Mine
The shaft reached the safety milestone of 500 000 fatality free shifts on 5 October 2005.
After the CONOPS agreements were signed off by the company and the respective unions and associations,
Tshepong succeeded in redeploying all its CONOPS labour by mid-November. The efficient re-introduction of CONOPS by the team contributed to an improvement of 11% in volumes. The recovery grade also improved by 7% to 6.85 g/t compared to the 6.42 g/t of the previous quarter, which led to gold production improving by 19% from 2 380 kg to 2 825 kg.
Total operating costs decreased from R69 225/kg to R65 272/kg.
TSHEPONG DECLINE PROJECT REVIEW
Access development
Summary
The project team managed to develop 608m in this quarter. This brings the total development now to
4 726m out of a total of 6 281m, which is 75% of total development required.
Chair lift decline
72% of the 900m has been completed. Delays occurred during the quarter as a result of the blasting of the 71 travelling way and the sliping of the chair lift landing at 71 level where poor ground conditions were encountered. Progress in this area has been stopped as a result of the ground conditions and work could only continue when the secondary support had been completed. This was done by the second week of
January 2006 and normal development has commenced again.
Material decline
A total of 809m of the 1 050m has been completed. New support solutions and blasting techniques that have been implemented resulted in better ground conditions and improved face advances.
69 level access development
On 69 level 1 207m of the 1 830m have been completed. The rehabilitation of the area where a fall of ground of 22.5m took place delayed development of the South haulage. A decision was therefore taken to blast a loop around the affected area, as further delays were also expected with the installation of arches and foam

TSHEPONG SUB 66 DECLINE
PROJECT
DEVELOPMENT SCHEDULE
CHAIRLIFT
DECLINE 12 DEG
MATERIAL
DECLINE 12 DEG
DECLINE COMPLETE
SEPT 06
69 LEVEL
71 LEVEL
XC 90
XC 92
XC 93
XC 95
PROJECT COMPLETED
FEBRUARY 2008

support which was required to make this area safe. Ground conditions dictated that the Haulage South be moved 30m to the west, thus increasing access development by 120m or two months. This change in design will, however, reduce risk significantly in the future.
69 Level reef and inclined waste development
95 Raise Line – 194m of the estimated 440m has been completed (44%).
96 Raise Line – 63m of the estimated 440m has been completed (14%).
71 Level access development
Development has also started on 71 Level during the quarter with 30m having been completed so far.
Project engineering
Overall project engineering was 59% completed during the quarter.
Although the project will be completed by February 2008, production should already commence during
December 2007.
TSHEPONG DECLINE
Total project 54% complete
Access development 75% complete

Capital cost update
R million
Approved capital 280.2
Final estimated cost 280.3
Sunk capital 164.9
Remaining capital 115.4
Annual capital expenditure profile
Table (R million)
2002/3
2003/4
2004/5
2005/6
2006/7
2007/8
Total
Plan 2003
37.4 78.5 62.6 66.7 35.6
280.8
Plan 2005 Rev
32.8 66.6 40.6 80.6 41.0 18.7
280.3
Actual
32.8 66.6 40.6 24.9
164.9
2003
2004
2005
2006
2007
2008
Total
Actual sunk
32.8 66.6 40.6 24.9 164.9
Forecast
55.7 41.0 18.7 115.4
Total
32.8 66.6 40.6 80.6 41.0 18.7 280.3
Financial evaluation update
Gold price (kg) R92 000
NPV at 7.5% R738.3 million
IRR 32.4%

Sensitivity NPV@7.5% - Gold = R92 000
1500
1000
500
0

	-25%	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%	25%
Revenue	233	334	435	536	637	738	839	940	1041	1143	1244
Opex	996	945	893	841	790	738	687	635	584	532	480
Capex	801	789	776	763	751	738	726	713	701	688	675

Tshepong decline

N
X/C 98
MATERIAL
DECLINE 12 DEG
X/C 96
69 LEVEL
X/C 95
CHAIRLIFT
DECLINE 12 DEG
X/C 93
71 LEVEL
X/C 92
X/C 90

Sub 66 Decline
Project
Masimong Mine
The mine achieved 1 000 000 fatality free shifts during January 2006.
With the phasing in of CONOPS, volumes increased by 12% to 232 000 tons. Grade however dropped by
6% to 4.7 g/t, which impacted negatively on the R/kg cost that went up to R96 573/kg. The Quality Mining
Audit Team has been deployed on the mine to assist with getting the recovered grade back to planned levels which is around 5.5 g/t. The re-introduction of CONOPS will continue during the quarter and it is envisaged that it should be completed by March 2006. Masimong made a profit of R5.9 million for the quarter.

Masimong 5# Dev Proj - Capital Expenditure Profile
60
50
40
30
20
10
0
2002
2003
2004
2005
2006
2007
2008
2009
Act sunk
Forecast

Masimong expansion project
For the quarter, capital expenditure amounted to R5.5 million and a total of 1 284m capital development was achieved. This was an improvement in excess of 200m on the previous quarter’s achievement. The seasonal change to summer has put environmental conditions under the spotlight and a consultant has been brought in to look at current designs and optimise the available ventilation. A major water fissure was intersected on
1810 level and sealing operations have already started. It is anticipated that this process should take approximately four weeks to complete.
Capital cost update
R million
Final estimated cost 193.4
Sunk capital 123.4
Remaining capital 70.0
Annual capital expenditure profile
Table (R million)  2002 2003  2004 2005  2006  2007  2008  2009  2010  2011  2012  2013 2014  Total
Actual sunk
26.4 38.7 24.5 21.1 12.7 123.4
Forecast
21.0 49.0 70.0
Total
26.4
38.7
24.5
21.1
33.7
49.0
193.4

Sensitivity Diagram 7.5 NPV
600
500
400
300
200
100
0
-20%
-10%
Base
10%
20%
Gold price or Grade 49 181 302 418 534
Working cost 459 380 302 218 130
Capex 283 292 302 309 316

Financial evaluation update
Gold price (kg) R92 000
NPV at 7.5% R302 million
IRR 154%
Evander Region
It was encouraging to see that Evander 2 and 5 shaft turned from the previous loss-making position
(R12 million) to a profit of R12 million during this quarter. This was done on the back of improved volumes (+11%), grade (+25%) and real costs reduced by 2%. Volumes on 7 and 8 shafts improved by 8%
and 7%, respectively. Total tons in the region for the quarter therefore went up from 374 000 tons to
402 000 tons, an improvement of 7.4%.
Recovery grades also improved by 1% which resulted in the gold production going up by 9% to 2 524kg.
As stated in the previous reports it must be noted that 7 shaft has been mining in a very high grade pay shoot area and that it was not sustainable. Mining in this pay shoot has now been completed and subsequent grades will therefore be lower until such time that development has reached the next payshoot area.
Unit costs in R/kg terms came down by 3% to R72 021 and profit went up by 89% to R73.8 million.
Randfontein (Cooke Section)
Volumes were up by 5% from 345 000 tons to 362 000 tons. Recovery grades went up by 8% from 5.4g/t to
5.8 g/t which increased gold production by 13%, to 2 113kg. Cost in real terms came down from
R160.6 million to R154.7 million, a reduction of 4%. Unit costs came down by 15% from R85 767 to R73 207, which increased profit by R48.4 million from R11.3 million in the previous quarter to R59.7 million in the
December quarter, demonstrating the high gearing that these operations have.

Leveraged operations – significant operational turnaround at most shafts
Shafts included under this section are: Bambanani, Joel, West Shaft, St Helena 8, Harmony 2, Merriespruit 1
and 3 Shafts, Unisel, Brand 3 and Orkney 2 and 4 Shafts.
December
September
2005
2005
U/g tonnes milled (’000) 1 252 1 218
U/g recovery grade (g/t) 4,88 4,42
U/g kilograms produced (kg) 6 113 5 380
U/g working costs (R/kg) 90 074 100 158
U/g working costs (R/tonne) 440 442
With the restructuring completed, major focus was placed on improving quality on these shafts. Volumes improved by some 3%, but recovery grades had an improvement of more than 10%. This led to gold production being up by 14% to 6 113 kg. Although real cost went up by 4%, unit cost in R/kg terms came down by 10% to R90 074, giving our leveraged operations a profit margin of 14% taking the average gold price received of R102 333. As a result of the improved volumes, grades and revenue received, a profit of
R76.0 million was realised compared to a loss of R45.8 million in the previous quarter.
The star performer in this area has been Bambanani which returned a profit of R28.3 million after making a loss of R31.6 million in the previous quarter. Two other shafts that have performed significantly better for the quarter were Unisel, from break-even in the September quarter to a profit of R23.4 million and Harmony 2, from a loss of R5.0 million in the previous quarter to a profit of R17.2 million.
SA surface operations (includes Kalgold)
December
September
2005
2005
Surface tonnes milled (’000) 938 838
Surface recovery grade (g/t) 0,99 1,47
Kilograms produced (kg) 926 1 228
Working costs (R/kg) 89 849 87 029
Working costs (R/tonne) 89 128
Kalgold
As reported during the previous quarter, an unstable ground condition had been developing on the eastern wall of the D Zone pit, which had to be addressed during the December quarter. Work therefore was stopped in the D Zone and mining only continued in the lower grade A Zone. Although production levels continued to improve during the quarter by another 4% to 468 000 tons, recovery grades were down by 27%. It must be noted that this is a temporary drop in grade and that work will be completed during the March 2006 quarter after which mining operations will return to the D Zone again. Despite the significant drop in grade, unit costs in Rand per kilogram terms were only up by 19% due to good cost control and improved volumes. Rand per ton cost came in at R129/t which was 14% lower than the September quarter. Kalgold profit for the quarter decreased to R8.5 million (September 2005 – R15 million).
Growth projects – Elandsrand, Doornkop and Phakisa
December
September
2005
2005
U/g tonnes milled (’000) 312 315
U/g recovery grade (g/t) 5,63 6,33
U/g kilograms produced (kg) 1 756 1 995
U/g working costs (R/kg) 104 188 91 253
U/g working costs (R/tonne) 586 578
Good progress continues to be made on the delivery of our growth projects. Volumes from the operating mines however decreased by 12.1% to 1 756 kg (September 2005 – 1 995 kg) and operating costs increased by 14% to R104 188/kg. The main impact here was made by Elandsrand mine.
ELANDSRAND NEW MINE PROJECT
Infrastructure
During the quarter the sinking and equipping of the No. 2 Service shaft progressed to within 13m of 102 level.
The civil construction of 115 level pump station was completed during the quarter, which allowed the mechanical and electrical installation to begin. The raise boring of the 92 level turbine dam centre hole was completed during the quarter and this now allows the sliping of the dam to start. The additional ore pass
(between 100 level and the existing ore pass system) has progressed well during the quarter. It is envisaged that the linking between the rock pass systems of the old mine and the new mine will take place during the next quarter. The rock loading system at 115 level has also been completely commissioned and has been operational for the December quarter. The complete loading system on 115 level and shaft bottom spillage arrangement has been completed and will be handed over to the mine during January 2006.
Access development
The progress on 109 level access development has been excellent during the quarter. An average advance of
90m per month has been achieved, on both the haulage and the return airway. The progress on 113 level has been hindered by the amount of methane that has been intersected on a number of occasions from diamond drilling holes. After discontinuing development on 113 level on 23 June 2005 due to a methane intersection, the end was started again on 9 December 2005 after it had been declared safe to continue with operations.

Capital cost update
R million
Final estimated cost 798.1
Sunk capital 509.8
Remaining capital 288.3
Annual capital expenditure profile
Table (R million)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual sunk
36 107 106 105 96 59 509
Forecast
70 131 63 21 4 289
Total
36
107
106
105
96
129
131
63
21
4
798
Financial evaluation update
Gold price (kg) R92 000
NPV at 10% R1 513 million
IRR 33,4%
Doornkop South Reef capital project
Station development continued on 202, 207 and 212 levels, with preparations underway to start-up station work on 205 level as well.Access development continued on 192 level and 197 level. Good progress was made on three separate reef raises on 192 level and the travelling way position to the first raise has also been reached on 197 level.
Shaft-sinking operations went well during the quarter and 80m have been sunk, lined and equipped since
September, from below 132 level. The rate of sinking has been increasing steadily by a consistent 13,5m per week being achieved in November.
Sliping of the shaft to final diameter from 197 level is presently underway. This operation has progressed
100m from 197 level past 205 level where the station was cut and is now at the 207 level position where station-cutting operations are almost completed. Shaft-sinking resumed from below 207 level to 212 level early in January 2006. It is planned that the portion of shaft between 197m to 40m below 212 level will be sliped to final diameter by the time the sinking operation above reached 192 level. This should take place during May 2006.
The updated schedule provides for the main shaft to be partially commissioned (excluding the additional rock winder) by the end of 2006. Production will ramp-up over the next three years to 135 000 t/m of ore.

South Reef Project - Capital Expenditure at end December 2005
R million
200
180
160
140
120
100
80
60
40
20
-
2003
2004
2005
2006
2007
2008
2009
2010
2011
Years
Actual Sunk
Forecast

During the past quarter a commissioning team has been put together to start preparing for commissioning the new mine. Implementation plans have been drawn up for successful commissioning.
Capital cost update (end December 2005)
R million
Final estimated cost 959
Sunk capital 297
Remaining capital 662
Annual capital expenditure profile
Table (R m)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Total
Actual sunk 13 98 114 72 297
Forecast 87 183 167 124 54 47 662
Total
13
98
114
159
183
167
124
54
47
959

Sensitivity Analysis - Post-Tax - NPV 7.5
700
600
500
400
300
200
100
% Change in Parameter

	-10%	-5%	Base	5%	10%
Revenue	183	297	412	522	632
Working Cost	565	488	412	333	250
Capex	451	432	412	393	373

Financial evaluation update
Gold price (kg) R92 000
NPV at 7.5% – June 2005 R412 million
IRR 45%
Phakisa capital project
Shaft equipping
Milestone dates achieved during the December quarter
●
Equip shaft buntons and guides surface to 54 level 4 October 2005
●
Koepe winder headgear installation 54 level to 55 level 17 November 2005
●
Koepe winder commissioning and licensing 6 December 2005
●
55 level station equipping 16 December 2005
●
Shaft equipping from surface to 55 level to 59 level 23 December 2005
Project engineering
Development on 55 belt level
●
Preparation of Rail-veyor haulage on 55 level 20%
●
Rail-veyor connecting haulage development 82%
●
Bulk Air Cooler chamber development 55%

Sensitivity Analysis @ R92,000/kg
NPV@ 7.5%
2000
1800
1600
1400
1200
1000
800
600
400
200
0

	-10%	-5%	Base	+5%	+10%
Revenue	844	1086	1327	1569	1810
Working costs	1628	1477	1327	1177	1027
Capex	1377	1352	1327	1302	1277

Capital cost update
Approved capital R613 million
Nyala change from production shaft to care and maintenance R31 million
Final estimated cost R644 million
Annual capital expenditure profile
Table (R million)
2003/4
2004/5
2005/6
2006/7
2007/8
2008/9
Total
Actual sunk 117 116 75 308
Forecast 115 106 98 17 336
Total
117
116
190
106
98
17
644
Financial evaluation update
Gold price (kg) R92 000
NPV at 7.5% – January 2005 R1 327.2 million
IRR 26%

Surface
Koepe Winder
54 Level
55 Level
59 Level
63 Level
66 Level
69 Level
71 Level
73 Level
75 Level
77 Level

Project status December 2005
Sinking line and equipping of Phakisa Shaft

Wafi
Hidden Valley
Darwin
Cairns
Brisbane
Mt Magnet
South Kal
Perth
Adelaide
Sydney
Melbourne

AUSTRALIAN OPERATIONS
December
September
2005
2005
Tonnes milled (’000) 781 765
Recovery grade (g/t) 2,45 2,48
Kilograms produced (kg) 1 917 1 897
Working costs (R/kg) 80 820 78 643
Working costs (R/tonne) 198 195
Highlights
●
Hedge position reduced by another 10 000 ounces during the quarter
●
Production ounces increased by 11% at Mt Magnet
●
Further good exploration drill results for open pit resource at South Kal Mines
●
Achieved two years’ Lost Time Injury (“LTI”) free at Mt Marion underground at South Kal Mines
●
Production commenced at St George underground at the Mt Magnet operations

The Australian operations generated an operating profit of A$8.5 million in the December quarter compared to A$6.0 million in the previous quarter. Given that the production profile remained the same, this improvement was a direct result of the 10% improvement in the gold price received per ounce in Australia during the quarter. Delays in ramping up production at the St George underground at our Mt Magnet operations, and lower production at Mt Marion underground at our South Kal Mines contributed to the operation not achieving targeted production for the quarter. Capital expenditure decreased significantly from
A$12.7 million in the previous quarter to A$7.7 million in the current quarter, mainly as a result of a reduction in expenditure on the St George underground mine, which has now been commissioned, as well as the completion of the tailings dam lift at the Mt Magnet operations.
During the quarter 10 000 ounces of calls were closed out. These out of the money hedge positions were inherited with the acquisition of Hill 50 and have an average strike price of A$515. The negative mark to market valuation of the outstanding hedge commitments at quarter end amounted to A$104 million, based on an A$ spot price of A$703/oz.
Mount Magnet
Mt Magnet operations produced 38 394 ounces of gold in the December quarter from the milling of
4 4 3 2 9 0 tonnes of ore , c o m p a red to the production of 34 463 ounces of gold and the milling of 422 843 tonnes of ore in the September quarter. This resulted in a cash operating profit of A$5.4 million for the site in the current quarter compared to A$4.5 million in the previous quarter.
Underground production increased from 18 940 ounces in the previous quarter to 21 647 ounces in the current quarter, mainly as a result of additional ounces being produced by St George. 104 108 underground tonnes were milled at 6.47 g/t in the quarter compared to 77 619 underground tonnes milled at 7.59 g/t in the previous quarter. Full production at the St George underground was delayed until the middle of December due to additional orebody definition work resulting in increased resource ounces for the first stoping level, requirements for additional ground support in the crown pillar and delays in ventilation establishment. All of these resulted in less ounces produced than forecast for the period. This problem has however been resolved and it is expected that this will result in increased development and production rates from St George in the
March quarter. The drill programme of the Water Tank Hill lodes, which are accessible from the St George underground is continuing, with 5 holes from a 12-hole phased programme completed with a number of mineralised zones intersected at target positions. These results will be modelled and subjected to a feasibility study in the March quarter. Depth extensions to the Northern lodes at St George which potentially could add additional levels to the mine will also be subjected to a drill programme in the March quarter.
Open pit mining is continuing in the Cue region, with expected completion of operations in May, after which open pit mining will resume around Mt Magnet. Production increased slightly in the current quarter to
16 747 ounces compared to 15 523 ounces in the previous quarter, however slips in the Rheingold pits continued to impact on ounces produced during the quarter.
71 000 ounces has been added to the Indicated Mineral Resource category since the start of the regional exploration drilling programme around the Mt Magnet and Cue regions in June 2005. 18 600 of these ounces have been converted to open pit reserves and will be mined in the near future. This drill programme is continuing, with a number of new targets which will be followed up in the March quarter. As part of the process of adding production ounces to these operations various discussions were held with parties controlling prospective tenements and projects within the Mt Magnet region. These discussions will be pursued in the current quarter.

The conversion of the diesel power station to gas is set to be completed by early February, with a number of gas generators already in operation. This conversion will reduce milling unit costs by 13% going forward.
South Kal Mines (“SKM”)
Mt Marion underground mine at our South Kal operations achieved two years’ LTI free production shifts during the December quarter, which is an exceptional performance for an underground operation. The operation produced 23 239 ounces of gold in the quarter compared to 26 540 ounces in the September quarter from the milling of 337 566 tonnes of ore.
Ground stability problems due to increased stress levels within the lower stope access drives at Mt Marion severely affected underground ore production in the quarter. Tonnage from underground was 103 430 tonnes at 4.21 g/t compared to the previous quarter’s production of 130 145 tonnes at 3.99 g/t. It is expected that these underground conditions will require increased ground support and drive rehabilitation activities going forward, which will affect production. As planned decline development stopped during the quarter as the economic depth limit has been reached, which will effectively put the mine in harvest mode and reduce capital expenditure going forward.
Negotiations with the underground contract mining company which was initiated last quarter were concluded during the quarter, with a new contract on the verge of being signed. The terms of the new contract will result in an increase in underground mining costs going forward.
Jubilee plant has seen general improvements in reagent consumption as a result of the upgraded gravity extraction unit which was installed in the previous quarter. Throughput rates however were reduced towards the end of the quarter as a result of problems with the crushing circuit which resulted in unscheduled down time. These problems have now been addressed.
Low grade stockpiled ore from various completed open pit mine areas is continuing to be trucked to the
Jubilee mill to provide blending options with the underground Mt Marion ore.
A process has been initiated which will investigate the feasibility of doing an additional cutback on the
HamptonBoulderJubilee (“HBJ”) pit. The pit which has been mined previously contains significant gold resources which may be economical to mine in the current gold price environment. A recommendation on whether to proceed with mining the pit or not will be made to the board in the June quarter.
Exploration work during the quarter at SKM focused on the Shirl prospect on Location 59. Reverse circulation and diamond drilling was utilised to test the bedrock below shallow RAB/aircore intercepts, as reported in the previous quarter and yielded some outstanding results:
05BSRC058
20m @ 4.8 g/t Au from 39m
16m @ 9.9 g/t Au from 76m
05BSRC060
     9m @ 5.5 g/t Au from 78m
3m @ 25.0 g/t Au from 110m
05BSRC064
5m @ 9.7 g/t Au from 73m
3m @ 9.1 g/t Au from 90m
05BSRC068 19m @ 6.4 g/t Au from 105m
05BSRC069 14m @ 4.3 g/t Au from 73m
05BSDD003 13m @ 6.5 g/t Au from 112m
05BSDD004 11m @ 15.7g/t Au from 146m

The Main zone of mineralisation defined to date strikes northeast, dips to the northwest and is hosted in differentiated gabbro. Continuity of mineralisation has been established over 250m of strike and to a vertical depth of 140m below surface. Currently the Main zone is open along strike and at depth.
Drill intercepts have also highlighted potential for additional lodes sub-parallel with the Main zone and on the western gabbro/ultramafic contact. However, infill drilling is required to increase confidence in the continuity of these lodes.
A full scale resource/reserve definition drilling to scope out the size and extent of the deposit will proceed in the March quarter, as statutory clearing permits have now been received.
The site showed a cash operating profit for the quarter of A$3.1 million compared to A$1.5 million in the
September quarter.
OTHER PROJECTS
Northern Territory Burnside Joint Venture (50%)
As reported in the previous quarter Northern gold NL has contracted to purchase Harmony’s 50% interest in the Burnside Joint Venture for a series of staggered cash and share payments. The first instalment comprising
A$4 million cash, A$1 million bond replacement and A$5 million in the shares of Northern Gold’s Toronto-
listed parent company, GBS Gold International Inc, is due at the beginning of April 2006. The second instalment is due in early October 2006 (A$5.0 million cash and A$4.4 million in GBS shares) and the final instalment (A$5.35 million cash) is due in October 2007.
The pre-conditions to the Sale and Purchase Agreement have now all been satisfied, other than for Northern
Gold/GBS raising the necessary cash. GBS is planning to complete this raising in the North American capital markets in early February 2006, with various technical and regulatory documents having already been filed with the Canadian Regulatory Commissions. The Burnside JV continues to operate within budget, with recent activities focused on care and maintenance activities for the Northern Territory wet season. Planning activities will shortly turn to the handover of administration, accounting and tenement reporting activities to Northern Gold/GBS.
As soon as all the conditions precedent is met we will account for the sale.

OPERATING AND FINANCIAL RESULTS
(Rand/metric) (unaudited)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub-total
Ore milled – t’000
Dec-05
1 574
312
1 252
3 138
Sep-05
1 464
315
1 218
2 997
Gold produced – kg
Dec-05
9 604
1 756
6 113
17 473
Sep-05
8 719
1 995
5 380
16 094
Yield – g/tonne
Dec-05
6.10
5.63
4.88
5.57
Sep-05
5.96
6.33
4.42
5.37
Cash operating costs – R/kg
Dec-05
74 725
104 188
90 074
83 057
Sep-05
76 896
91 253
100 158
86 452
Cash operating costs – R/tonne
Dec-05
456
586
440
462
Sep-05
458
578
442
464
Working revenue (R’000)
Dec-05
981 335
180 504
626 599
1 788 438
Sep-05
798 188
183 850
492 960
1 474 998
Cash operating costs (R’000)
Dec-05
717 658
182 954
550 621
1 451 233
Sep-05
670 457
182 050
538 852
1 391 359
Cash operating profit (R’000)
Dec-05
263 677
(2 450)
75 978
337 205
Sep-05
127 731
1 800
(45 892)
83 639
Capital expenditure (R’000)
Dec-05
148 711
135 214
59 391
343 316
Sep-05
108 833
140 184
45 597
294 614
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2
and 4

OPERATING AND FINANCIAL RESULTS
(Rand/metric) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Dec-05
938
4 076
781
4 857
Sep-05 838 3 835 765 4 600
Gold produced – kg
Dec-05
926
18 399
1 917
20 316
Sep-05 1 228 17 322 1 897 19 219
Yield – g/tonne
Dec-05
0.99
4.51
2.45
4.18
Sep-05 1.47 4.52 2.48 4.18
Cash operating costs – R/kg
Dec-05
89 849
83 398
80 820
83 154
Sep-05 87 029 86 493 78 643 85 718
Cash operating costs – R/tonne
Dec-05
89
376
198
348
Sep-05 128 391 195 358
Working revenue (R’000)
Dec-05
94 098
1 882 536
196 270
2 078 806
Sep-05 112 361 1 587 359 178 821 1 766 180
Cash operating costs (R’000)
Dec-05
83 200
1 534 433
154 931
1 689 364
Sep-05 106 872 1 498 231 149 186 1 647 417
Cash operating profit (R’000)
Dec-05
10 898
348 103
41 339
389 442
Sep-05 5 489 89 128 29 635 118 763
Capital expenditure (R’000)
Dec-05
304
343 620
105 103
448 723
Sep-05 0 294 614 71 389 366 003

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended Quarter ended   Quarter ended
31 December 30 September
31 December
2005
2005 2004
(restated)
Ore milled t’000
4 857
4 600 5 916
Gold produced kg
20 316
19 219 24 604
Gold price received R/kg
102 333
91 888 84 031
Cash operating costs R/kg
83 154
85 718 77 415
R million
R million R million
Revenue
2 079
1 766 2 068
Cash operating costs (1)
1 690
1 647 1 749
Cash operating profit
389
119 319
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(1)
(249)
(244) (267)
Corporate, administration and other expenditure
(72)
(56) (41)
Provision for rehabilitation costs
(2)
(3) (14)
Operating profit/(loss)
66
(184) (3)
Amortisation and depreciation other than mining
properties, mine development costs and mine
plant facilities
(10)
(11) (6)
Employment termination and restructuring costs
(15)
101 (74)
Care and maintenance cost
(27)
(88) (35)
Share-based compensation
(30)
(33) (19)
Exploration expenditure
(32)
(18) (20)
Profit on sale of investment in Gold Fields
306
–
–
Mark-to-market of listed investments
22
21 –
Interest paid
(98)
(96) (104)
Interest received
48
52 27
Other income/(expenses) – net
6
(21) (16)
Loss on financial instruments
(183)
(115) (29)
(Loss)/Gain on foreign exchange
(21)
20 14
Loss on sale of listed investments and subsidiaries
(1)
–
–
Profit/(Loss) before tax
31
(372) (265)
Current tax – (expense)/benefit
(4)
–
56
Deferred tax – (expense)/benefit (1)
(5)
48 (7)
Net profit/(loss)
22
(324) (216)
(1) The change in accounting policy on capitalisation
of mine development costs had the following effect:
– Cash operating costs – decrease
161
136 156
– Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(75)
(71) (57)
– Deferred tax – expense
(18)
(13) (19)
– Net effect of change in accounting policy
68
52 80
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended Quarter ended    Quarter ended
31 December 30 September
31 December
2005
2005 2004
(restated)
Loss per share – cents*
– Basic earnings/(loss)
6
(82) (63)
– Headline loss
(75)
(86) (70)
– Fully diluted earnings/(loss)** ***
6
(82) (63)
Dividends per share – (cents)
– Interim
–
– –
– Proposed final
–
– –
* Calculated on weighted average number of shares in issue at quarter end December 2005: 392.7 million
(September 2005: 392.3 million) (December 2004: 345.0 million).
** Calculated on weighted ave rage number of diluted shares in issue at quarter end December 2005:
398.5 million (September 2005: 392.3 million) (December 2004: 344.7 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net profit/(loss)
22
(324) (216)
Adjustments:
– Profit on sale of assets
(12)
(15) (25)
– Loss on disposal of Sangold investment
1
– –
– Profit on disposal of investment in Gold Fields
(306)
– –
Headline loss
(295)
(339) (241)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(Rand/metric) (unaudited)
Year to date
Year to date
31 December
31 December
2005
2004
(restated)
Ore milled t’000
9 457
12 480
Gold produced kg
39 535
50 426
Gold price received R/kg
97 256
83 528
Cash operating costs R/kg
84 406
77 658
R million
R million
Revenue
3 845
4 212
Cash operating costs (1)
3 337
3 601
Cash operating profit
508
611
Amortisation and depreciation of mining properties, mine
development costs and mine plant facilities
(1)
(493)
(553)
Corporate, administration and other expenditure
(128)
(79)
Provision for rehabilitation costs
(5)
(28)
Operating loss
(118)
(49)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(21)
(15)
Employment termination and restructuring costs
86
(180)
Care and maintenance cost
(115)
(83)
Share-based compensation
(63)
(30)
Exploration expenditure
(50)
(44)
Profit on sale of investment in Gold Fields
306
–
Mark-to-market of listed investments
43
–
Interest paid
(194)
(204)
Interest received
100
63
Other expenses – net
(15)
(15)
Loss on financial instruments
(298)
(28)
(Loss)/Gain on foreign exchange
(1)
13
Loss on sale of listed investments and subsidiaries
(1)
–
Profit on Australian-listed investments
–
4
Loss before tax
(341)
(568)
Current tax – (expense)/benefit
(4)
39
Deferred tax – benefit (1)
43
46
Net loss
(302)
(483)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:
– Cash operating costs – decrease
297
315
– Amortisation and depreciation of mining properties, mine
development costs and mine plant facilities
(146)
(112)
– Deferred tax – expense
(31)
(38)
– Net effect of change in accounting policy
120
165
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(Rand/metric) (unaudited)
Year to date
Year to date
31 December
31 December
2005
2004
(restated)
Loss per share – cents*
– Basic loss
(77)
(145)
– Headline loss
(162)
(157)
– Fully diluted loss** ***
(77)
(145)
Dividends per share – (cents)
– Interim
–
–
– Proposed final
–
–
* Calculated on weighted average number of shares in issue for six months to December 2005: 392.6 million
(December 2004: 332.9 million).
** Calculated on weighted average number of diluted shares in issue for six months to December 2005:
396.7 million (December 2004: 332.8 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(302)
(483)
Adjustments:
– Profit on sale of assets
(27)
(34)
– Profit on Australian-listed investments
–
(4)
– Loss on disposal of Sangold investment
1
–
– Profit on disposal of investment in Gold Fields
(306)
–
Headline loss
(634)
(521)

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2005
(Rand)
At 31 December At 30 September  At 31 December
2005
2005 2004
R million
R million R million
(Unaudited)
(Unaudited) (Unaudited)
(restated)
ASSETS
Non-current assets
Property, plant and equipment
22 735
22 633 23 520
Intangible assets
2 268
2 268 2 268
Investments
2 191
4 709 6 364
27 194
29 610 32 152
Current assets
Inventories
560
552 550
Receivables
744
597 383
Income and mining taxes
24
27 –
Cash and cash equivalents
2 914
971 296
4 242
2 147 1 229
Total assets
31 436
31 757 33 381
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
25 689
25 645 25 500
Fair value and other reserves
(717)
(257) (2 061)
Deferred share-based compensation
(185)
(215) (128)
(Accumulated loss)/Retained earnings
(1 708)
(1 729) 1 222
23 079
23 444 24 533
Non-current liabilities
Long-term borrowings
2 506
2 464 2 861
Net deferred taxation liabilities
2 122
2 128 2 762
Net deferred financial liabilities
498
436 529
Long-term provisions
943
938 825
6 069
5 966 6 977
Current liabilities
Accounts payable
892
995 870
Accrued liabilities
309
298 362
Short-term portion of long-term borrowings
1 079
1 046 602
Income and mining taxes
–
– 27
Shareholders for dividends
8
8 10
2 288
2 347 1 871
Total equity and liabilities
31 436
31 757 33 381
Number of ordinary shares in issue
394 161 367
393 341 194 392 993 004
Net asset value per share (cents)
5 853
5 960 6 243
The balance sheet at 30 June 2005 is in accordance with the audited balance sheet, except for the effects of the adoption of IFRS 2, Share-based Payments, and the change in the accounting policy relating to the capitalisation of development costs.

OPERATING AND FINANCIAL RESULTS
(US$/imperial) (unaudited)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub total
Ore milled – t’000
Dec-05
1 736
344
1 381
3 461
Sep-05
1 614
347
1 343
3 304
Gold produced – oz
Dec-05
308 774
56 456
196 537
561 767
Sep-05
280 321
64 140
172 970
517 431
Yield – oz/t
Dec-05
0.18
0.16
0.14
0.16
Sep-05
0.17
0.18
0.13
0.16
Cash operating costs – $/oz
Dec-05
356
496
429
396
Sep-05
368
437
479
414
Cash operating costs – $/t
Dec-05
63
81
61
64
Sep-05
64
81
62
65
Working revenue ($’000)
Dec-05
150 267
27 640
95 948
273 855
Sep-05
122 809
28 287
75 847
226 943
Cash operating costs ($’000)
Dec-05
109 892
28 015
84 314
222 221
Sep-05
103 157
28 010
82 908
214 075
Cash operating profit ($’000)
Dec-05
40 375
(375)
11 634
51 634
Sep-05
19 652
277
(7 061)
12 868
Capital expenditure ($’000)
Dec-05
22 771
20 705
9 094
52 570
Sep-05
16 745
21 569
7 016
45 330
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2
and 4

OPERATING AND FINANCIAL RESULTS
(US$/imperial) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Dec-05
1 034
4 495
861
5 356
Sep-05 924 4 228 844 5 072
Gold produced – oz
Dec-05
29 771
591 538
61 633
653 171
Sep-05 39 481 556 912 60 990 617 902
Yield – oz/t
Dec-05
0.03
0.13
0.07
0.12
Sep-05 0.04 0.13 0.07 0.12
Cash operating costs – $/oz
Dec-05
428
397
385
396
Sep-05 416 414 376 410
Cash operating costs – $/t
Dec-05
12
52
28
48
Sep-05 18 55 27 50
Working revenue ($’000)
Dec-05
14 409
288 264
30 054
318 318
Sep-05 17 288 244 231 27 513 271 744
Cash operating costs ($’000)
Dec-05
12 740
234 961
23 724
258 685
Sep-05 16 443 230 518 22 954 253 472
Cash operating profit ($’000)
Dec-05
1 669
53 303
6 330
59 633
Sep-05 845 13 713 4 559 18 272
Capital expenditure ($’000)
Dec-05
47
52 617
16 094
68 711
Sep-05 0 45 330 10 984 56 314

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited)
Quarter ended Quarter ended Quarter ended
31 December 30 September
31 December
2005
2005 2004
(restated)
Ore milled t’000
5 356
5 072 6 525
Gold produced oz
653 171
617 902 791 033
Gold price received $/oz
487
440 434
Cash operating costs $/oz
396
410 367
$ million
$ million $ million
Revenue
318
272 343
Cash operating costs (1)
259
254 290
Cash operating profit
59
18 53
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(1)
(38)
(38) (44)
Corporate, administration and other expenditure
(11)
(9) (7)
Provision for rehabilitation costs
–
– (2)
Operating profit/(loss)
10
(29) –
Amortisation and depreciation other than mining
properties, mine development costs and mine
plant facilities
(2)
(2) (1)
Employment termination and restructuring costs
(2)
16 (12)
Care and maintenance
(4)
(14) (6)
Share-based compensation
(5)
(5) (3)
Exploration expenditure
(5)
(3) (3)
Profit on sale of investment in Gold Fields
47
–
–
Mark-to-market of listed investments
3
3 –
Interest paid
(15)
(15) (17)
Interest received
7
8 4
Other income/(expenses) – net
1
(3) (3)
Loss on financial instruments
(28)
(18) (5)
(Loss)/Gain on foreign exchange
(3)
3 2
Profit/(Loss) before tax
4
(59) (44)
Current tax – (expense)/benefit
(1)
–
9
Deferred tax – (expense)/benefit (1)
(1)
7 (1)
Net profit/(loss)
2
(52) (36)
(1) The change in accounting policy on capitalisation
of mine development costs had the following effect:
– Cash operating costs – decrease
25
21 26
– Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(11)
(11) (9)
– Deferred tax – expense
(3)
(2) (3)
– Net effect of change in accounting policy
11
8 14
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited)
Quarter ended Quarter ended    Quarter ended
31 December 30 September
31 December
2005
2005 2004
(restated)
Loss per share – cents*
– Basic earnings/(loss)
1
(13) (10)
– Headline loss
(12)
(13) (12)
– Fully diluted earnings/(loss)** ***
1
(13) (10)
Dividends per share – (cents)
– Interim
–
– –
– Proposed final
–
– –
Currency conversion rates ave rage for the quarter: December 2005: US$1 = R6.53 (September 2005:
US$1 = R6.50) (December 2004: US$1 = R6.03).
* Calculated on weighted average number of shares in issue at quarter end December 2005: 392.7 million
(September 2005: 392.3 million) (December 2004: 345.0 million).
** Calculated on weighted ave rage number of diluted shares in issue at quarter end December 2005:
398.5 million (September 2005: 392.3 million) (December 2004: 344.7 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net profit/(loss)
2
(52) (36)
Adjustments:
– Profit on sale of assets
(2)
(2) (4)
– Profit on disposal of investment in Gold Fields
(47)
–
–
Headline loss
(47)
(54) (40)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(US$/imperial) (unaudited)
Year to date
Year to date
31 December
31 December
2005
2004
(restated)
Ore milled t’000
10 428
13 762
Gold produced oz
1 271 074
1 621 226
Gold price received $/oz
464
419
Cash operating costs $/oz
403
358
$ million
$ million
Gold sales
590
679
Cash operating costs (1)
512
580
Cash operating profit
78
99
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(1)
(76)
(89)
Corporate, administration and other expenditure
(20)
(13)
Provision for rehabilitation costs
(1)
(5)
Operating loss
(19)
(8)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(3)
(2)
Employment termination and restructuring costs
13
(29)
Care and maintenance
(17)
(13)
Share-based compensation
(10)
(5)
Exploration expenditure
(8)
(7)
Profit on sale of investment in Gold Fields
47
–
Mark-to-market of listed investments
7
–
Interest paid
(30)
(33)
Interest received
15
10
Other expenses – net
(2)
(2)
Loss on financial instruments
(46)
(5)
Gain on foreign exchange
–
2
Profit on Australian-listed investments
–
1
Loss before tax
(53)
(91)
Current tax – (expense)/benefit
(1)
6
Deferred tax – benefit (1)
7
8
Net loss
(47)
(77)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:
– Cash operating costs – decrease
46
51
– Amortisation and depreciation of mining properties, mine
development costs and mine plant facilities
(22)
(18)
– Deferred tax – expense
(5)
(6)
– Net effect of change in accounting policy
19
27
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(US$/imperial) (unaudited)
Year to date
Year to date
31 December
31 December
2005
2004
(restated)
Loss per share – cents*
– Basic loss
(12)
(23)
– Headline loss
(25)
(25)
– Fully diluted loss** ***
(12)
(23)
Dividends per share – (cents)
– Interim
–
–
– Proposed final
–
–
Prepared in accordance with International Financial Reporting Standards.
Currency conversion rates average for the six months to: December 2005: US$1 = R6.51 (December 2004:
US$1 = R6.21).
* Calculated on weighted average number of shares in issue for six months to December 2005: 392.6 million
(December 2004: 332.9 million).
** Calculated on weighted average number of diluted shares in issue for six months to December 2005:
396.7 million (December 2004: 332.8 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(47)
(77)
Adjustments:
– Profit on sale of assets
(4)
(5)
– Profit on Australian-listed investments
–
(1)
– Profit on disposal of investment in Gold Fields
(47)
–
Headline loss
(98)
(83)

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2005
(US$)
At 31 December  At 30 September
At 31 December
2005
2005 2004
US$ million
US$ million US$ million
(Unaudited)
(Unaudited) (Unaudited)
(restated)
ASSETS
Non-current assets
Property, plant and equipment
3 592
3 564 4 179
Intangible assets
358
357 403
Investments
346
742 1 131
4 296
4 663 5 713
Current assets
Inventories
88
87 98
Receivables
118
94 68
Income and mining taxes
4
4 –
Cash and cash equivalents
460
153 53
670
338 219
Total assets
4 966
5 001 5 932
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
4 058
4 039 4 530
Fair value and other reserves
(113)
(41) (366)
Deferred share-based compensation
(29)
(34) (23)
(Accumulated loss)/Retained earnings
(270)
(272) 217
3 646
3 692 4 358
Non-current liabilities
Long-term borrowings
396
388 508
Net deferred taxation liabilities
335
335 491
Net deferred financial liabilities
79
69 94
Long-term provisions
149
148 147
959
940 1 240
Current liabilities
Accrued payables
141
156 156
Accrued liabilities
49
47 64
Short-term portion of long-term borrowings
170
165 107
Income and mining taxes
–
– 5
Shareholders for dividends
1
1 2
360
369 334
Total equity and liabilities
4 966
5 001 5 932
Number of ordinary shares in issue
394 161 367
393 341 194 392 993 004
Net asset value per share (US cents)
925
939 1 109
Balance sheet conve rted at conve rsion rate of US$1 = R6.33 (September 2005: R6.35) (December 2004: R5.63) .
The balance sheet at 30 June 2005 is in accordance with the audited balance sheet, except for the effects of the adoption of IFRS 2 , Share-based Payments, and the ch a n ge in accounting policy relating to the capitalisation of development costs.

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005
(unaudited)
Issued
Fair value
Deferred
share
and other
share-based
Retained
capital
reserves  compensation
earnings
Total
R million
R million
R million
R million
R million
Balance at 1 July 2005 25 645 (670) (248) (1 406) 23 321
Issue of share capital 44 – – – 44
Currency translation
adjustment and other – (47) – – (47)
Adoption of IFRS 2,
share-based payments – – 63 – 63
Net loss – – – (302) (302)
Balance at
31 December 2005
25 689 (717) (185) (1 708) 23 079
(restated)
Balance at 1 July 2004 20 945 (1 186) (27) 1 801 21 533
Issue of share capital 4 424 – – – 4 424
Currency translation
adjustment and other – (875) – – (875)
Adoption of IFRS 2,
share-based payments 131 – (101) – 30
Net loss – – – (483) (483)
Dividends paid – – – (96) (96)
Balance at 31 December 2004
25 500 (2 061) (128) 1 222 24 533
Issued
Fair value
Deferred
share
and other
share-based
Retained
capital
reserves   compensation
earnings
Total
US$ million
US$ million
US$ million
US$ million
US$ million
Balance at 1 July 2005 4 051 (106) (39) (222) 3 684
Issue of share capital 7 – – – 7
Currency translation
adjustment and other – (7) – – (7)
Adoption of IFRS 2,
share-based payments – – 10 – 10
Net loss – – – (48) (48)
Balance at
31 December 2005
4 058 (113) (29) (270) 3 646
(restated)
Balance at 1 July 2004 3 721 (211) (5) 320 3 825
Issue of share capital 786 – – – 786
Currency translation
adjustment and other – (155) – – (155)
Adoption of IFRS 2,
share-based payments 23 – (18) – 5
Net loss – – – (86) (86)
Dividends paid – – – (17) (17)
Balance at 31 December 2004
4 530 (366) (23) 217 4 358
Balances translated at closing rates of: December 2005: US$1 = R6.33 (December 2004: US$1 = R5.63).

SUMMARISED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005
(unaudited)
Six
Six
Six
Six
months
months
months
months
ended
ended
ended
ended
31 December
31 December
31 December 31 December
2004
2005
2005
2004
US$ million
US$ million
R million
R million
Cash flow from operating activities
(11) (49)   Cash utilised by operations (320) (67)
10 15 Interest and dividends received 100 63
(19) (14)   Interest paid (94) (120)
– – Income and mining taxes paid (2) –
(20) (48)   Cash utilised by operating activities (316) (124)
Cash flow from investing activities
Net proceeds on disposal/(additions)
(9) 365 of listed investments 2 461 (57)
Net additions to property, plant and
(116) (121)   equipment (786) (722)
– 1 Other investing activities 4 1
Cash generated/(utilised) by
(125) 245 investing activities 1 679 (778)
Cash flow from financing activities
3 (45)   Long-term loans (repaid)/raised (295) 18
(6) 7 Ordinary shares issued – net of expenses 45 (36)
(15) – Dividends paid – (95)
(18) (38)   Cash utilised by financing activities (250) (113)
(1) 26
Foreign currency translation adjustments
(29) (103)
Net increase/(decrease) in cash
(164) 185 and equivalents 1 084 (1 118)
217 275 Cash and equivalents – 1 July 1 830 1 414
53 460 Cash and equivalents – 31 December 2 914 296
Operating activities translated at average rates of: December 2005: US$1 = R6.51 (December 2004:
US$1 = R6.21).
Closing balance translated at closing rates of: December 2005: US$1 = R6.33 (December 2004:
US$1 = R5.63).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 DECEMBER 2005
(unaudited)
Three
Three
Three
Three
months
months
months
months
ended
ended
ended
ended
30 Septem-  31 December
31 December
30 Septem-
ber 2005
2005
2005
ber 2005
US$ million
US$ million
R million
R million
Cash flow from operating activities
(28) (21)   Cash utilised by operations (136) (184)
8 7 Interest and dividends received 48 52
(7) (7)   Interest paid (47) (47)
– – Income and mining taxes paid (2) –
(27) (21)   Cash utilised by operating activities (137) (179)
Cash flow from investing activities
– 378 Net proceeds on disposal of listed investments 2 461 –
(54) (67)   Net additions to property, plant and equipment (436) (350)
– – Other investing activities 3 –
(54) 311 Cash generated/(utilised) by investing activities 2 028 (350)
Cash flow from financing activities
(45) – Long-term loans repaid – (295)
– 7 Ordinary shares issued – net of expenses 45 –
(45) 7 Cash generated/(utilised) by financing activities 45 (295)
4 10
Foreign currency translation adjustments
7 (35)
(122) 307 Net increase/(decrease) in cash and equivalents 1 943 (859)
275 153 Cash and equivalents – beginning of quarter 971 1 830
153 460 Cash and equivalents – end of quarter 2 914 971
Operating activities translated at average rates of: December 2005 quarter: US$1 = R6.53 (September 2005 quarter: US$1 = R6.03).
Closing balance translated at closing rates of: December 2005: US$1 = R6.33 (September 2005:
US$1 = R6.35).

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH (UTILISED)/
GENERATED BY OPERATIONS – PERIOD ENDED 31 DECEMBER 2005
Six
Six
Quarter
Quarter
months to
months to
ended
ended
31 December 31 December 31 December 30 September
2005
2004
2005
2005
R million
R million
R million
R million
Cash operating profit
508 611 389 119
Other cash items per income statement:
Other income 85 61 33 52
Employment termination, restructuring
and care and maintenance costs
(29) (263) (42) 13
Corporate, administration and other
expenditure
(128) (79) (72) (56)
Exploration expenditure (50) (44) (32) (18)
Provision for rehabilitation costs (5) (3) (2) (3)
Cash flow statement adjustments:
Cost of Avgold currency hedge and
close out of hedges
(139) (94) (77) (62)
Profit on sale of mining assets (27) (34) (12) (15)
Interest and dividends received (100) (63) (48) (52)
Other non-cash items (25) (43) (24) (1)
Effect of changes in operating working
capital items:
Receivables (113) 477 (148) 35
Inventories 18 (19) (8) 26
Accrued liabilities (68) (54) 10 (78)
Accounts payable (247) (520) (103) (144)
Cash utilised by operations
(320) (67) (136) (184)

NOTES TO THE RESULTS FOR THE PERIOD ENDED 31 DECEMBER 2005
1.
Basis of accounting
The unaudited results for the quarter have been prepared using accounting policies that comply with
International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year, except for the adoption of the revised international accounting standards forthcoming from the IAS improvements project and the changes which are described in
Notes 2 and 3.
2.  New accounting policies adopted
(a)  Share-based Payments (IFRS 2)
On 1 July 2005, the Company adopted the requirements of IFRS 2, Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity-settled payments after 7 November 2002 that were unvested at 1 January 2005. The Company issues equity-settled instruments to certain qualifying employees under an Employee Share Option
Scheme to purchase shares in the Company’s authorised but unissued ordinary shares. Equity share-
based payments are measured at the fair value of the equity instruments at the date of the grant.
The total fair value of the options granted is recorded as deferred share-based compensation as a separate component of shareholders’ equity with a corresponding amount recorded as share premium. The deferred share-based compensation is expensed over the vesting period, based on the
Company’s estimate of the shares that are expected to eventually vest. The Company used the binominal option pricing model in determining the fair value of the options granted.
The impact of this adjustment on the net profit/(loss) is an expense of R63 million for the December
2005 year to date (December 2004 year to date: R30 million) (December 2005 quarter: R30 million)
(September 2005 quarter: R33 million) (December 2004 quarter: R19 million).
(b)   Determining whether an arrangement contains a lease (IFRIC 4)
On 1 July 2005, the Company applied the requirements of IFRIC 4, Determining whether an arrangement contains a lease. The objective of the interpretation is to determine whether an arrangement contains a lease that falls within the scope of IAS 17, Leases. The lease is then accounted in accordance with IAS 17. The application of the interpretation had no impact on the results of the quarter or any prior reporting period.
3 . Change in accounting policy
(a)   Capitalisation of mine development costs
Previously mine development costs were capitalised when the reef horizon was intersected.
Expenditure for all development that will give access to proven and probable ore reserves will now be capitalised. Capitalised costs are amortised over the estimated life of the proven and probable reserves to which the costs give access.
The impact of this adjustment on the net profit/(loss) is as follows:
–   A decrease in the cash operating costs of R297 million for the December 2005 year to date
(December 2004 year to date: R315 million) (December 2005 quarter: R161 million) (September
2005 quarter: R136 million) (December 2004 quarter: R156 million).

–   Additional amortisation ch a rges of R146 million for the December 2005 year to date
( December 2004 year to date: R112 million) (December 2005 quarter: R75 million)
(September 2005 quarter: R71 million) (December 2004 quarter: R57 million).
–  Taxation effect of the capitalised development costs and additional amortisation charges of
R31 million for December 2005 year to date (December 2004 year to date: R38 million)
(December 2005 quarter: R18 million) (September 2005 quarter: R13 million) (December 2004 quarter: R19 million).
4 . Derivative financial instruments
Commodity contra c t s
The Harmony Group’s outstanding commodity contracts against future production, by type at
31 December 2005 are indicated below. The total net delta of the hedge book at 31 December 2005 was 455,379 oz (14,164 kg).
Year
30 June
30 June
30 June
30 June
2006
2007
2008
2009
Total
AUSTRALIAN DOLLAR GOLD
Forward contracts Kilograms
3,110 4,572 3,110 3,110 13,903
Ounces 100,000 147,000 100,000 100,000 447,000
AUD per oz 511 515 518 518 515
Call options sold Kilograms – 311 – – 311
Ounces – 10,000 – – 10,000
AUD per oz – 562 – – 562
Total commodity
contracts
Kilograms 3,110 4,883 3,110 3,110 14,214
Ounces 100,000 157,000 100,000 100,000 457,000
Total net gold*
Delta (kg) 3,110 4,874 3,099 3,080 14,164
Delta (oz) 99,991 156,707 99,642 99,039 455,379
* The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-
to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 31 December 2005.
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R486 million (negative USD77 million) at
31 December 2005 (at 30 September 2005: negative R345 million or negative USD54 million). The values at 31 December 2005 were based on a gold price of USD514 (AUD704) per ounce, exchange rates of
USD1/R6.33 and AUD1/USD0.73 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.
At 27 January 2006, the marked-to-market value of the hedge book was a negative R557 million
(negative USD91 million), based on a gold price of USD559 (AUD741) per ounce, exchange rates of
USD1/R6.11 and AUD1/USD0.75 and prevailing market interest rates and volatilities at that time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.
Harmony closed out 10,000 oz call option contracts during the quarter ended 31 December 2005 at a cost of R3.3 million (USD500,000). During the quarter ended 30 September 2005, Harmony closed out
20,000 oz call option contracts and 8,000 oz forward contracts, at a cost of R4.3 million (USD680,000).
Interest rate swaps
The Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the Company pays floating rate based on JIBAR plus a spread ranging from 1.8% to 2.2%.
These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a positive R11 million (USD2 million) at 31 December 2005, based on the prevailing interest rates and volatilities at the time.
Currency contracts
Harmony inherited currency contracts with the acquisition of Avgold. These currency contracts matured on
31 December 2005 and was closed out accordingly.The contracts were classified as speculative and the mark-
to-market movement was reflected in the income statement.
The mark-to-market of these contracts was R NIL (USD NIL) at 31 December 2005 (30 September 2005:
negative R64 million or negative USD10 million). These values were based upon an exchange rate of
USD1/R6.35 at 30 September 2005 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
Z B Swanepoel
N V Qangule
Chief Executive
Financial Director
Virginia
10 February 2006

DEVELOPMENT RESULTS
(metric)
Quarter ended 30 September 2005
Quarter ended 31 December 2005
Channel Channel
Channel Channel
Reef Sampled
width
value
Gold
Reef Sampled
width
value
Gold
metres
metres
(cm’s)
(g/ t) (cmg/t)
metres
metres
(cm’s)
(g/t) (cmg/t)
Randfontein
VCR Reef 1,822 1,368 93 15.41 1,437 1,599 1,407 83 21.39 1,767
UE1A 820 730 144 9.81 1,412 595 674 137 7.43 1,020
E8 Reef 283 264 198 3.44 683 57 57 186 2.08 387
Kimberley Reef 96 108 42 24.81 1,042 640 230 133 5.64 752
South Reef 0 0 0 0.00 0 0 0 0 0 0
All Reefs
3,021
2,470
117
11.36
1,332
2,890
2,368
106
13.47
1,423
Free State
Basal 1,117 1,007 83 12.37 1,029 1,354 1,174 91 11.98 1,091
Leader 867 646 168 5.12 863 1,040 894 187 6.13 1,148
A Reef 741 606 88 3.90 344 708 668 87 4.87 425
Middle 141 118 232 11.00 2,555 137 144 250 3.57 892
B Reef 396 484 82 19.11 1,567 515 488 65 23.43 1,523
All Reefs
3,261
2,861
109
9.14
1,000
3,753
3,368
119
8.65
1,028
Evander
Kimberley Reef
1,660
1,674
62
12.33
766
1,772
1,695
59
13.97
818
Elandskraal
VCR Reef
149
116
119
10.18
1,209
158
248
168
9.29
1,561
Orkney
Vaal Reef 47 0 0 0.00 0 140 0 0 0.00 0
VCR 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
47
0
0
0.00
0
140
0
0
0.00
0
Target
Elsburg
350
338
360
8.35
3,006
448
377
277
5.69
1,576
Freegold JV
Basal 1,170 1,124 52 24.99 1,291 1,538 1,388 31 46.32 1,424
Beatrix 302 291 116 11.88 1,381 242 249 155 8.09 1,251
Leader 0 0 0 0.00 0 45 45 208 4.39 911
B Reef 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
1,472
1,415
65
20.16
1,310
1,825
1,682
54
25.73
1,385

DEVELOPMENT RESULTS
(imperial)
Quarter ended 30 September 2005
Quarter ended 31 December 2005
Channel Channel
Channel Channel
Reef Sampled
width
value
Gold
Reef Sampled
width
value
Gold
feet
feet (inches)
(oz/t) (in.oz/t)
feet
feet  (inches)
(oz/t)   (in.oz/t)
Randfontein
VCR Reef 5,976 4,488 37 0.45 17 5,244 4,615 33 0.62 20
UE1A 2,691 2,395 57 0.28 16 1,951 2,211 54 0.22 12
E8 Reef 929 866 78 0.10 8 187 187 73 0.05 4
Kimberley Reef 316 354 17 0.71 12 2,101 755 52 0.17 9
South Reef 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
9,912
8,103
46
0.33
15
9,483
7,767
42
0.38
16
Free State
Basal 3,664 3,304 33 0.33 12 4,442 3,852 36 0.35 13
Leader 2,844 2,119 66 0.15 10 3,411 2,933 74 0.18 13
A Reef 2,429 1,988 35 0.11 4 2,322 2,192 34 0.14 5
Middle 463 387 91 0.32 29 448 472 98 0.10 10
B Reef 1,300 1,588 32 0.56 18 1,689 1,601 26 0.67 17
All Reefs
10,700
9,386
43
0.27
11 12,313
11,050
47
0.25
12
Evander
Kimberley Reef
5,446
5,492
24
0.37
9
5,814
5,561
23
0.41
9
Elandskraal
VCR Reef
489
381
47
0.30
14
518
814
66
0.27
18
Orkney
Vaal Reef 154 0 0 0.00 0 459 0 0 0.00 0
VCR 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
154
0
0
0.00
0
459
0
0
0.00
0
Target
Elsburg
1,148
1,109
142
0.24
35
1,469
1,237
109
0.17
18
Freegold JV
Basal 3,837 3,688 20 0.74 15 5,046 4,554 12 1.36 16
Beatrix 991 955 46 0.34 16 794 817 61 0.24 14
Leader 0 0 0 0.00 0 148 148 82 0.13 10
B Reef 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
4,828
4,642
24
0.58
15
5,988
5,518
21
0.76
16

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone:
+27 11 684 0140
Fax: +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*
†
, V N Fakude*
Dr D S Lushaba*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (
†
Mozambique)
Investor Relations
Philip Kotze
Executive: Investor Relations
Telephone:
+27 11 684 0147
Fax: +27 11 684 0188
Cell: +27 (0) 83 453 0544
E-mail: philip.kotze@harmony.co.za
Vusi Magadana
Investor Relations Officer
Telephone:
+27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 72 157 5986
E-mail: vusi.magadana@harmony.co.za
Marian van der Walt
Company Secretary
Telephone:
+27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: mvanderwalt@harmony.co.za
South African Share Transfer Secretaries
Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone:
+27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone:
+44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone:
+1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
NASDAQ HMY
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 17 February , 200 6
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule
Title: Chief Financial Officer